UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   OPTi, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    683960108
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                                 (CUSIP Number)

 Scott B. Bernstein, Esq., Caxton Corporation, 315 Enterprise Drive, Plainsboro,
                         New Jersey 08536 (609) 936-2580
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 14, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 683960108                                           Page 2 of 8 Pages
          ---------                                                -    -
-------------------                                          -------------------

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1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Caxton International Limited
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |_|

                                                                         (b) |_|
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                     |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
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NUMBER OF        7  SOLE VOTING POWER

SHARES              0
              ------------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY            914,900
              ------------------------------------------------------------------
EACH             9  SOLE DISPOSITIVE POWER

REPORTING           0
              ------------------------------------------------------------------
PERSON          10  SHARED DISPOSITIVE POWER

WITH                914,900
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    914,900
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.47
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14  TYPE OF REPORTING PERSON*

    CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP No. 683960108                                           Page 3 of 8 Pages
          ---------                                                -    -
-------------------                                          -------------------

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1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bruce S. Kovner
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |_|

                                                                         (b) |_|
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   Not Applicable
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                     |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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NUMBER OF        7  SOLE VOTING POWER

SHARES              0
              ------------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY            914,900
              ------------------------------------------------------------------
EACH             9  SOLE DISPOSITIVE POWER

REPORTING           0
              ------------------------------------------------------------------
PERSON          10  SHARED DISPOSITIVE POWER

WITH                914,900
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    914,900
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.47
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14  TYPE OF REPORTING PERSON*

    IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment 2 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of OPTi, Inc., a California corporation (the "Company"), 888 Tasman Drive, Milpitas, CA 95035, beneficially owned by Caxton International Limited and Bruce S. Kovner.

Item 3: Source and Amount of Fund or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph at the end thereof:

      "An aggregate of $627,475 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International acquired those of the Shares (as defined in Item 5 below) which were acquired since February 5, 1998. All of the foregoing amounts were paid out of Caxton International's working capital".

Item 4: Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

      "The persons filing this Report (a) believe that the Common Stock continues to be under-valued, and (b) believe that management should take further steps to enhance shareholder value.

      "The persons filing this Report have asked management to consider (1) a major Common Stock buyback or special dividend, and/or (2) proceeding to sell Company assets. The persons filing this Report are also examining all of their options with respect to the possibility of taking actions which they believe will enhance shareholder value. Such actions could include proposing that management pursue an extraordinary corporate transaction, such as a merger, reorganization or liquidation; encouraging, participating or leading a proxy contest to change the Company's Chairman and/or Board of Directors and/or encouraging, participating in or making a tender offer to acquire control of the Company. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

      "Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise."

Item 5: Interest in Securities of the Issuer.

      Item 5 subparagraph (a) of the Section 13D is hereby amended by replacing the first two sentences thereof with the following two sentences:

      "(a) Caxton International beneficially owns 914,900 shares of Common Stock (the "Shares"), approximately 8.47% of the total shares of Common Stock issued and outstanding. This percentage reflects both (i) a Common Stock buyback by the Company effected principally during the third quarter of 1998 and (ii) the acquisition by the persons filing this report of the additional Shares being reported hereunder."

      Item 5 subparagraph (c) of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

      "Caxton International acquired additional Shares in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between February 13, 1998 and December 14, 1998. See Exhibit B for disclosure of (1) the date, (2) the price and (3) the amount of Shares purchased or sold by Caxton International and subsidiaries during the past sixty (60) days".

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


January 15, 1999              CAXTON INTERNATIONAL LIMITED


                              By: /s/ Maxwell Quinn
                                  ----------------------------------------------
                                  Name:  Maxwell Quinn
                                  Title: Secretary


                              By: /s/ Nithin Aggarwal
                                  ----------------------------------------------
                                  Name:  Nithin Aggarwal
                                  Title: President


                              /s/ Bruce S. Kovner
                              --------------------------------------------------
                              Bruce S. Kovner, by /s/ Peter D'Angelo as
                              Attorney-in-Fact

                                                                       Exhibit A

                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

January 15, 1999              CAXTON INTERNATIONAL LIMITED


                              By: /s/ Maxwell Quinn
                                  ----------------------------------------------
                                  Name:  Maxwell Quinn
                                  Title: Director, Secretary


                              By: /s/ Nithin Aggarwal
                                  ----------------------------------------------
                                  Name:  Nithin Aggarwal
                                  Title: President


                              /s/ Bruce S. Kovner
                              --------------------------------------------------
                              Bruce S. Kovner, by /s/ Peter D'Angelo as
                              Attorney-in-Fact

                                                                       Exhibit B

                                                                      PRICE PER
                        Caxton International Limited                    SHARE
                               No. of Shares                          (Excluding
Trade Date                    PURCHASED (SOLD)                       Commission)
----------                    ----------------                       -----------
 13-Nov-98                         3,000                                3.9375
 19-Nov-98                         6,000                                 4.25
 19-Nov-98                         4,000                                4.125
 04-Dec-98                         5,000                                3.875
 14-Dec-98                         4,400                                  4